FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of June 2004

KERZNER INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Coral Towers, Paradise Island, The Bahamas

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

     If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

Exhibit Index is on Page 3

SIGNATURES
EXHIBIT LIST
NOTICE OF ANNUAL GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2004	KERZNER INTERNATIONAL LIMITED
	By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Notice of Annual General Meeting of Holders of Ordinary Shares To Be Held On July 27, 2004 And PROXY STATEMENT Mailed June 18, 2004